Exhibit 99.1

Brookfield Residential Properties Inc.

News Release
Investors, analysts and other interested parties can access Brookfield Residential’s 2012 Third Quarter Results as well as the Letter to Shareholders and Corporate Profile on Brookfield Residential’s website under the Investors / Financial Reports section at www.brookfieldrp.com.

The 2012 Third Quarter Results conference call can be accessed via webcast on November 7, 2012 at 11 a.m. Eastern Time at www.brookfieldrp.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 10 minutes prior to the start time. The teleconference recorded rebroadcast can be accessed until December 6, 2012 at 1-800-319-6413 or 604-638-9010 (Password 1231#).

BROOKFIELD RESIDENTIAL REPORTS 2012 THIRD QUARTER RESULTS

Calgary, Alberta, November 6, 2012 – (BRP: NYSE/TSX) Brookfield Residential Properties Inc. (“Brookfield Residential”) today announced financial results based on U.S. Generally Accepted Accounting Principles (U.S. GAAP) for the three and nine months ended September 30, 2012.

Third Quarter Highlights

“Our performance remained very strong in the third quarter, building on the excellent results achieved throughout the year and positioning us well as we move into our key fourth quarter period. Given the nature and operating cycle of our business, our fourth quarter typically accounts for the highest proportion of the year’s income before income taxes. Based on current backlog, we expect fourth quarter 2012 results will be similar to the results achieved in the fourth quarter of 2011,” commented Alan Norris, President and CEO of Brookfield Residential.

Results of Operations	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
(US$ millions, except per share amounts)	2012	2011	2012	2011
Total revenue	$245	$228	$625	$644
Income before income taxes	25	29	64	81
Income tax expense	(11)	(10)	(27)	(101)
Net income / (loss) attributable to Brookfield Residential	15	19	37	(19)

Basic income / (loss) per share	$0.15	$0.19	$0.37	$(0.19)
Diluted income / (loss) per share	$0.15	$0.19	$0.37	$(0.19)
Total assets			$2,809	$2,544
Total liabilities			$1,746	$1,563

Net income for the three months ended September 30, 2012 totaled $15 million or $0.15 per share, compared to $19 million or $0.19 per share for the three months ended September 30, 2011. For the nine months ended September 30, 2012, net income increased significantly to $37 million or $0.37 per share, from a loss of $19 million or $(0.19) per share during the first nine months of 2011. The net loss in the prior-year period was largely the result of a one-time valuation allowance taken against the Company’s U.S. deferred tax assets on the completion of the merger of Brookfield Office Properties’ residential division and Brookfield Homes Corporation on March 31, 2011.

The following table breaks out normalized and non-recurring items as a result of the merger that impacted revenue and income before income taxes. The first three quarters of 2011 included $58 million of income before income taxes from a non-recurring change in business practice and the first quarter of 2012 included $9 million of interest on the transaction debt that was not included in the comparable period in 2011. Taking these items into account, income before income taxes for the three and nine months ended September 30, 2012, improved $13 million and $50 million on a comparable basis over the same periods in 2011.

Brookfield Residential Properties Inc. – 2012 Third Quarter Results

	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
(US$ millions)	2012	2011	2012	2011
Income before income taxes	$25	$29	$64	$81
Non-recurring land income	–	(17)	–	(58)
Transaction debt interest expense	–	–	9	–
Comparable income before income taxes	$25	$12	$73	$23

“We also remain very optimistic about longer-term growth prospects,” added Mr. Norris. “According to the Conference Board of Canada’s most recent forecast, Metropolitan Outlook, Alberta, Edmonton and Calgary will lead the country in growth over the next four years. As the residential leader in each of these markets, Brookfield Residential is well positioned to capitalize on this growth going forward. Analysts are also providing a more positive view of the US housing markets with housing inventories now reaching low levels and prices stabilizing. We have significant land holdings in key US markets and as house prices increase, we expect to see a substantial positive impact on underlying land values.  Overall, the short and long-term prospects for our business remain excellent,” concluded Mr. Norris.

Property Transaction Highlights

During the third quarter, the Company received Area Structure Plan approval for 1,400 acres on the North Stoney lands in Calgary. This now enables the Company to proceed to final Land Use and subdivision approvals with a view to commencing development in 2015. Brookfield Residential already owns 400 acres adjacent to this property and the combined parcels will support development of over 13,000 lots.

The Company also acquired a key strategic asset of 370 acres located within one of the last large land assemblies in northwest Calgary. This popular quadrant previously captured over 25% of the Calgary market until land constraints shrunk its market share.  Entitlements are estimated to take up to four years and development is set to commence in 2016.

Third Quarter Financial Highlights

	Three Months Ended Sept. 30		Nine Months Ended Sept.30
(US$ millions, except per unit activity and avg. selling price)	2012	2011	2012	2011
Land revenue – normalized	$62	$73	$215	$206
Land revenue – non-recurring	–	43	–	153
Lot closings – normalized (single family units)	386	413	1,123	1,136
Lot closings – non-recurring (single family units)	–	237	–	842
Avg land selling price – normalized (per lot equivalent)	$156,000	$162,000	$151,000	$174,000
Avg land selling price – non-recurring (per lot equivalent)	–	$166,000	–	$166,000
Acres closings – normalized (multi-family, industrial, commercial parcels)	2	9	25	9
Acres closings – non-recurring (multi-family, industrial, commercial parcels)	–	6	–	15
Avg per acre selling price (multi-family, industrial, commercial parcels)	$778,000	$633,000	$1,092,000	$843,000

Housing revenue	$183	$112	$410	$285
Home closings for Brookfield Residential (units)	477	307	1,083	767
Home closings for unconsolidated entities (units)	13	10	44	15
Avg home selling price (per unit)	$384,000	$366,000	$379,000	$371,000
Net new orders for Brookfield Residential (units)	461	389	1,533	1,226
Net new orders for unconsolidated entities (units)	21	19	58	39
Backlog for Brookfield Residential (units at end of period)	1,095	813	1,095	813
Backlog for unconsolidated entities (units at end of period)	28	14	28	14

Brookfield Residential Properties Inc. – 2012 Third Quarter Results

Three Months Ended September 30, 2012

For the three months ended September 30, 2012, land revenue totaled $62 million, compared to $116 million during the same period in 2011. Approximately $43 million of the land revenue from 2011 was due to the non-recurring change in business practice for lot sales in Alberta.  Taking this into account, normalized land revenue decreased by $11 million over the same period of 2011.  Canadian single family lot closings accounted for $8 million of this decrease and Canadian multi-family, industrial and commercial parcel sales accounted for the remaining $3 million.  While, selling prices remained relatively constant year-over-year, there was a marginal decrease of 27 lots and 7 acres in the current-year period, reflecting the timing of closings.

For the three months ended September 30, 2012, housing revenue increased to $183 million from $112 million during the same period of 2011. This reflects a 55% increase in home closings and a 5% increase in the average home selling price. Sales activity continued to be strong in the third quarter, particularly in Canada, California and the Washington, D.C. Area, with an 19% year-over-year increase in overall net new home orders.

Nine Months Ended September 30, 2012

For the nine months ended September 30, 2012, land revenue totaled $215 million, compared to $359 million during the same period in 2011. Approximately $153 million of the land revenue from 2011 was due to the change in business practice referred to above.  Excluding non-recurring revenue, normalized land revenue for the nine months ended September 30, 2012 increased by $9 million or 4% over the same period of 2011. The increase in normalized land revenue was mainly driven by the sale of multi-family and commercial parcels Canada. Additional lot closings, particularly in the Canadian and the Central and Eastern U.S. operating segments, also contributed to the increase in normalized revenue.

For the nine months ended September 30, 2012, housing revenue increased by $125 million compared to the same period in 2011. This improvement reflects a 41% increase in home closings compared to the same period in 2011. At September 30, 2012, the backlog of units increased by approximately 35% to 1,095 homes from 813 homes at September 30, 2011. This increase reflects stronger sales demand.

Outlook

“Based on our current visibility and backlog for the fourth quarter, we are predicting that we will meet or surpass our guidance targets outlined for 2012,” said Alan Norris, President & CEO of Brookfield Residential.  “Our fourth quarter income before tax this year should be similar to the income before tax in the fourth quarter of 2011.  This would put income before tax for the fiscal year 2012 well ahead of the recurring income before tax of $80 million in 2011.”

ADDITIONAL INFORMATION

The attached financial statements are based primarily on information that has been extracted from our financial statements for the three and nine months ended September 30, 2012, which have been prepared using the standards and interpretations currently issued under U.S. GAAP.

The Letter to Shareholders and the Company’s Corporate Profile for the quarter ended September 30, 2012 contain further information on the Company’s strategy, operations, financial results and outlook. Shareholders are encouraged to read these documents, which are available on the Company’s website at www.brookfieldrp.com.

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Brookfield Residential Properties Inc. is a North American land developer and homebuilder, active in ten principal markets with over 100,000 lots controlled. We entitle and develop land and build homes for our own communities, as well as sell lots to third-party builders.  The Company is listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol BRP. For more information, please visit our website at www.brookfieldrp.com.

Brookfield Residential Properties Inc. – 2012 Third Quarter Results

Please note that Brookfield Residential’s unaudited quarterly reports and audited annual report are filed on EDGAR and SEDAR and can also be found in the investor section of our website at www.brookfieldrp.com. Hard copies of the quarterly and annual reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfieldrp.com or contact:

Investors:	Media:
Nicole French Manager, Investor Relations & Communications Tel: (403) 231-8952 Email: nicole.french@brookfieldrp.com	Andrew Willis SVP, Communications & Media Tel: (416) 369-8236 Email: andrew.willis@brookfield.com

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Note: This news release contains “forward-looking statements” within the meaning of Canadian securities laws and United States federal securities laws.  Certain statements in this press release that are not historical facts, including information concerning possible or assumed future results of operations of the company, expected fourth quarter income before tax, short and longer term prospects for our business, timing of entitlements and development and expected number of lots at our North Stoney Lands and Northwest Calgary asset, guidance for 2012, expected strength of the Alberta housing market, anticipated improvements in the U.S. housing markets and impact on land values, the company’s 2012 outlook, and those statements preceded by, followed by, or that include the words “believe,” “projected,” “planned,” “anticipate,” “should,” “goals,” “expected,” “potential,” “estimate,” “targeted,” “scheduled” or similar expressions, constitute “forward-looking statements.” Undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: changes in general economic, real estate and other conditions; changes in interest rates; mortgage rate changes; availability of suitable undeveloped land at acceptable prices; adverse legislation or regulation; ability to obtain necessary permits and approvals for the development of our land; availability of labour or materials or increases in their costs; ability to develop and market our master-planned communities successfully; laws and regulations related to property development and to the environment that could lead to additional costs and delays; confidence levels of consumers; ability to raise capital on favourable terms; our debt and leverage; adverse weather conditions and natural disasters; relations with the residents of our communities; risks associated with increased insurance costs or unavailability of adequate coverage and ability to obtain surety bonds; competitive conditions in the homebuilding industry, including product and pricing pressures; ability to retain our executive officers; relationships with our affiliates; and additional risks and uncertainties referred to in our filings with the securities regulators in Canada and the United States, many of which are beyond our control. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.  However, any further disclosures made on related subjects in subsequent reports should be consulted.

Brookfield Residential Properties Inc. – 2012 Third Quarter Results

Brookfield Residential Properties Inc.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
(US$ thousands, except per share amounts)	2012	2011	2012	2011

Revenue
Land	$61,590	$115,498	$215,160	$358,979
Housing	183,321	112,414	410,161	284,605
	244,911	227,912	625,321	643,584
Direct Cost of Sales
Land	(24,947)	(62,919)	(103,849)	(220,229)
Housing	(150,968)	(94,919)	(340,496)	(243,172)
	68,996	70,074	180,976	180,183
Selling, general and administrative expense	(32,185)	(26,745)	(87,691)	(72,339)
Equity in earnings from unconsolidated entities	623	(13)	3,499	3,928
Depreciation	(865)	(862)	(2,475)	(2,734)
Interest expense	(10,562)	(11,286)	(31,001)	(25,452)
Other (expense) / income	(709)	(2,127)	206	(2,403)
Income Before Income Taxes	25,298	29,041	63,514	81,183
Current income tax expense	(10,112)	(2,033)	(31,730)	(17,594)
Deferred income tax (expense) / recovery	(715)	(8,270)	4,443	(83,780)
Net Income / (Loss)	14,471	18,738	36,227	(20,191)
Net loss attributable to non-controlling interests and other interests in consolidated subsidiaries	403	463	1,036	1,676
Net Income / (Loss) Attributable to Brookfield Residential	$14,874	$19,201	$37,263	$(18,515)

Unrealized foreign exchange gain / (loss) on:
Translation of the net investment in Canadian subsidiaries	22,067	(45,089)	24,569	(27,742)
Translation of the Canadian dollar denominated debt designated as a hedge of the net investment in Canadian subsidiaries	(15,888)	41,083	(18,240)	37,387
Comprehensive Income / (Loss) Attributable to Brookfield Residential	$21,053	$15,195	$43,592	$(8,870)

Earnings / (Loss) per Common Share Attributable to Brookfield Residential
Basic	$0.15	$0.19	$0.37	$(0.19)
Diluted	$0.15	$0.19	$0.37	$(0.19)

Weighted Average Common Shares Outstanding (in thousands)
Basic	99,819	99,343	99,746	100,255
Diluted	100,335	99,410	100,262	100,255

Brookfield Residential Properties Inc. – 2012 Third Quarter Results

Brookfield Residential Properties Inc.
Condensed Consolidated Balance Sheets
(Unaudited)

	As at
(US$ thousands)	September 30, 2012	December 31, 2011

Assets
Land and housing inventory	$2,327,819	$2,113,245
Investments in unconsolidated entities	155,544	143,821
Receivables and other assets	306,495	310,443
Restricted cash	8,511	9,128
Cash and cash equivalents	10,373	2,162
	$2,808,742	$2,578,799

Liabilities and Equity
Project specific and other financings	$972,380	$825,687
Notes payable	488,016	469,776
Total financings	1,460,396	1,295,463
Accounts payable and other liabilities	262,928	247,420
Deferred income tax liabilities	22,912	27,773
Total liabilities	1,746,236	1,570,656
Other interests in consolidated subsidiaries	31,047	32,434
Total equity	1,031,459	975,709
	$2,808,742	$2,578,799

Brookfield Residential Properties Inc. – 2012 Third Quarter Results